82-1306

05010918

RECEIVED
2005 SEP -1 P 12:1?

Royal Wessanen nv

For further information, please contact
Corporate Communications Phone +31 (0)20 547 95 28 E-mail corporate.communications@wessanen-hq.com
Investor Relations Phone +31 (0)20 547 94 14 E-mail investor.relations@wessanen-hq.com

SUPPL

Press release – Results Second Quarter 2005

August 31, 2005

Solid results confirm recovery Wessanen

Highlights second quarter 2005

- EBITAE on track (EUR 19.3 million) to realize year-end target; outlook refined
- Net sales down to EUR 477.8 million due to deliberately terminated turnover, the continued decline in low-carb sales and currency impact
- Acquisitions and new business initiatives starting to take off
- Earnings per share EUR 0.16 versus EUR 0.21 (including EUR 0.11 one-off interest swap result)
- Interim dividend increased to EUR 0.20 (EUR 0.15 at HY-04)

CEO statement

Ad Veenhof, Wessanen CEO, said: "Our results illustrate that we are on the right track. We have substantially reduced our costs and we are on stream with brand innovations and strategic business portfolio initiatives. We will continue to follow this path, making sure this new base will be translated in sustainable growth and deliver healthy results."

Consolidated key figures Q2 and half year 2005

Q2 2005	Q2 2004	x EUR million, unless stated otherwise	HY 2005	HY 2004
477.8	542.3	Net sales	**946.3**	1,118.5
483.4	542.3	Net sales at constant exchange rates	**972.1**	1,118.5
19.3	19.9	EBITAE (operating result before goodwill amortization and exceptional items)	**31.3**	32.9
(3.0)	(8.4)	Exceptional items	**(7.5)**	(27.5)
16.3	11.5	EBIT (operating income)	**23.8**	5.4
11.5	13.9[1]	Net income	**15.0**	6.4[1]
0.16	0.21[1]	Earnings per share *(in euro)*	**0.21**	0.10[1]

1 including one-time net result of EUR 7.5 million (EUR 0.11 eps) on interest-rate swap

Outlook

Wessanen refines its EBITAE expectation to a bandwidth between EUR 72 to 78 million. This outlook is based upon the expected EBITAE improvement in the second half of 2005 on the one hand, and the impact of high oil prices on raw materials and increasing price pressure in Private Label markets on the other. Wessanen's North American Distribution activities are expected to be profitable over 2005.

Financial summary

- Margins continue to improve; Return on sales up to 4.0% for the quarter (Q2-04: 3.7%)
- Decrease in sales due to deliberately terminated turnover and declined low-carb sales, gradually leveling out

Sales decreased by 12% against the same quarter last year. Main factors for the decline were weakening low-carb sales in North America and deliberately terminated turnover in a number of businesses in both Europe and North America. The rate of decline was less than in the first quarter (-19%), indicating that the negative sales development is leveling out. Sales of most of our key brands show positive signs of growth, as they move upward in the second quarter.

Return on sales develops positively at 3.3% for the first half year (HY-04: 2.9%) and 4.0% in the second quarter (Q2-04: 3.7%) as a result of tight cost control and achieved savings.

Net income arrived at EUR 11.5 million for the second quarter and EUR 15.0 million for the first half year. Net income in the second quarter of last year was positively influenced by a one-off positive income on an interest rate swap of EUR 7.5 million net.

Cash flow from operations in Q2-05 was EUR 2.0 million positive. This was influenced by three factors. Firstly, inventory in juices and drinks in the US Branded division was increased anticipating higher sales for the summer season. Secondly, in the US distribution business, the changeover of warehouses in the North East had a temporarily negative effect on inventory as (limited) stock was kept double to prevent disruption in deliveries. Thirdly, temporary extra stock was needed at our cereals plants to assure continuous customer service levels whilst transferring production in the UK from two sites to one. As these effects on cash flow are incidental, operational cash flow will further improve in the coming periods.

Net debt increased in the second quarter from EUR 84.3 million to EUR 130.3 million. This was mainly caused by currency effects (EUR 15.7 million), dividend payout (EUR 30.3 million) and the Righi acquisition.

Strategic summary

- Acquisition Righi and new customers in US indicate regained growth momentum
- Various new brand initiatives launched in Europe to support growth in key markets

Strategic acquisition and new business

With the acquisition of Italian specialty foods company Righi at the end of the second quarter, Wessanen took a sound step in strengthening its Premium Taste portfolio. Righi's premium quality and authentic products, combined with the strong local brand image, are a valuable addition to the current portfolio.

Increased customer satisfaction at Tree of Life NA was reflected in the awarding of both new contracts and the renewal and extension of contracts with existing regional and national supermarket customers.

Engines to stimulate strategic growth

With a renewed focus on marketing and branding, Wessanen's main brands are being geared towards innovation and growth in their respective Health and Premium Taste markets.

During the first half of 2005, the positioning and packaging of the Zonnatura brand has been transformed to match up with consumer requirements. Furthermore, the launch of Zonnatura's innovative products in the tea, juices and snacks categories is representative of growth initiatives that are also being developed for Wessanen's other health brands. In the coming months, more innovations will follow.

The Beckers brand was also renovated during the first half of the year. The new positioning is a brand that offers a Premium Taste experience in snacks from all corners of the world. Besides the existing 'Classics' snacks, a new line of authentic world snacks –including the Righi assortment – will be brought to the market.

The partnership with Colussi was extended with the agreement that Colussi will act as exclusive distributor of Wessanen health products in Italy.

In the US, Wessanen has developed a complete new positioning, packaging and promotional strategy for its premium cocktail mix brand, Daily's. New packaging and new products will be launched mid September during the New York Fashion Week.

Wessanen's North American distribution activities are focused on growth through excellent customer service and innovative service offerings. Tree of Life's latest innovation, the Smart Assortment℠ marketing service, which allows Tree of Life to develop optimal product assortment recommendations for specific stores in specific neighborhoods, is being introduced to key strategic customers. To support this new service, the company has entered into an alliance with SPINS, the leading information service provider to the US Natural Products Industry.

Focus on strategic operations

In July 2005, Wessanen decided that it will separate the German Beckers business from ordinary operations. The non-branded portfolio, mainly meal components for the catering market, requires local flexibility and serves a specific market that no longer fits the focus of the Beckers operations. As from Q3 onwards, results for this business (approximately EUR 25 million in annual sales) will no longer be reported as part of branded European activities, but presented separately.

Highlights (second quarter) per segment: North America

- In line with expectations, total North American sales declined from EUR 321 million in Q2-04 to EUR 266 million in Q2-05. Main factors were rationalized sales and the decline in low-carb.
- Strong focus on improving service levels in our distribution operations is paying off. Contracts with a number of existing customers have been renewed and extended and agreements with new customers have been signed. With the current low cost base, we expect new business to have a strong positive impact on profitability.
- Price increases to compensate higher fuel prices were announced in the second quarter and come into effect in the third quarter; high raw material prices in branded operations were partly offset by savings in production and operations.
- New branded introductions were launched or prepared for roll-out in the near future. Ka-Me introduced authentic Asian noodle meal kits. Daily's is preparing for the aggressive launch in September of a new marketing position and new packaging for its popular cocktail mix line.
- Exceptionals in Q205 amounted to EUR 4.7 million and were mainly caused by restructuring activities in the distribution operations.

Total North American business

Q2 2005	Q2 2004	*x EUR million, unless stated otherwise*	**HY 2005**	HY 2004
266.4	320.7	Net sales	**531.3**	677.2
271.5	320.7	Net sales at constant exchange rates	**555.7**	677.2
3.7	3.9	EBITAE	**4.0**	4.7
1.4%	1.2%	EBITAE margin (as a % of net sales)	**0.8%**	0.7%
(4.7)	0.1	Exceptional items	**(8.8)**	(2.7)
(1.1)	4.2	EBIT (operating income)	**(4.9)**	2.1

North America Branded

Q2 2005	Q2 2004	*x EUR million, unless stated otherwise*	**HY 2005**	HY 2004
38.9	40.9	Net sales	**63.5**	69.0
40.3	40.9	Net sales at constant exchange rates	**66.4**	69.0
4.6	4.9	EBITAE	**5.4**	5.5
11.8%	12.0%	EBITAE margin (as a % of net sales)	**8.5%**	8.0%
(0.6)	(0.2)	Exceptional items	**(0.2)**	(0.3)
3.9	4.8	EBIT (operating income)	**5.1**	5.3

North America Distribution

Q2 2005	Q2 2004	x EUR million, unless stated otherwise	HY 2005	HY 2004
227.5	279.8	Net sales	**467.8**	608.2
231.2	279.8	Net sales at constant exchange rates	**489.3**	608.2
(0.9)	(1.0)	EBITAE	**(1.4)**	(0.8)
(0.4%)	(0.4%)	EBITAE margin (as a % of net sales)	**(0.3%)**	(0.1%)
(4.1)	0.3	Exceptional items	**(8.6)**	(2.4)
(5.0)	(0.7)	EBIT (operating income)	**(10.0)**	(3.2)

Highlights (second quarter) per segment: Europe

- In line with expectations, sales in Q2-05 in Europe decreased from EUR 222 million to EUR 211 million. The decrease is mostly attributable to the decrease in sales at the private label activities, which experienced a very strong first half year in 2004 as a result of incidental extra sales orders. Other factors were a weak out-of-home market and the divestment of GFG (EUR 5 million).
- EBITAE decreased EUR 0.7 million versus Q2-04, again largely influenced by the strong private label performance in the first half of 2004.
- Margins in the branded activities improved from 8.3% in Q2-04 to 8.4% Q2-05. An overall better performance of Wessanen's main brands was further supported by better cost control and the discontinuation of unprofitable business.
- Product innovations are being launched in the various countries. Innovations are expected to have a positive impact on the sales of main brands by the end of 2005.
- Distribution activities showed a slight increase in sales and margins, due to a solid performance in the UK and the Netherlands.

Total European business

Q2 2005	Q2 2004	x EUR million, unless stated otherwise	HY 2005	HY 2004
211.4	221.6	Net sales	**415.0**	441.3
211.9	221.6	Net sales at constant exchange rates	**416.4**	441.3
17.3	18.0	EBITAE	**31.7**	33.2
8.2%	8.1%	EBITAE margin (as a % of net sales)	**7.6%**	7.5%
1.6	(3.4)	Exceptional items	**1.4**	(19.3)
18.8	14.6	EBIT (operating income)	**33.1**	13.8

Europe Branded

Q2 2005	Q2 2004	x EUR million, unless stated otherwise	HY 2005	HY 2004
123.1	123.4	Net sales	**241.9**	246.8
123.3	123.4	Net sales at constant exchange rates	**242.3**	246.8
10.4	10.2	EBITAE	**21.3**	20.4
8.4%	8.3%	EBITAE margin (as a % of net sales)	**8.8%**	8.3%
(2.9)	(4.4)	Exceptional items	**(2.7)**	(4.5)
7.5	5.8	EBIT (operating income)	**18.6**	15.9

Europe Distribution

Q2 2005	Q2 2004	x EUR million, unless stated otherwise	HY 2005	HY 2004
33.9	33.6	Net sales	**67.0**	69.6
34.1	33.6	Net sales at constant exchange rates	**67.5**	69.6
1.5	1.4	EBITAE	**2.9**	2.6
4.4%	4.2%	EBITAE margin (as a % of net sales)	**4.3%**	3.7%
(0.3)	1.2	Exceptional items	**(0.3)**	(1.6)
1.2	2.7	EBIT (operating income)	**2.6**	1.1

Europe Private Label

Q2 2005	Q2 2004	x EUR million, unless stated otherwise	HY 2005	HY 2004
54.4	64.6	Net sales	**106.1**	124.9
54.4	64.6	Net sales at constant exchange rates	**106.6**	124.9
5.4	6.3	EBITAE	**7.5**	10.0
9.9%	9.8%	EBITAE margin (as a % of net sales)	**7.1%**	8.0%
4.8	(0.2)	Exceptional items	**4.4**	(13.2)
10.1	6.1	EBIT (operating income)	**11.9**	(3.2)

Dividend

Interim dividend will be raised from EUR 0.15 to EUR 0.20 and will be payable on September 14, 2005. For the full year the company will propose to its shareholders a dividend of EUR 0.65, compared to EUR 0.58 per share as paid year-on-year since 1993.

Important dates

September 1, 2005	Ex-dividend
September 14, 2005	Interim dividend payable
November 9, 2005	Publication third quarter results 2005

Read the backgrounds on *Websanen*, Wessanen's quarterly online magazine: www.wessanen.com/websanen

Company profile

Royal Wessanen nv is a multinational food corporation based in the Netherlands, which operates in European and North American markets. Focusing on high-quality authentic food, our products range from pure natural and healthy foods to Premium Taste food products. We aim to continuously increase our shareholders' value by capitalizing on our differentiating capabilities in category and channel management, strong brands, value-added distribution services and transatlantic alliances.

Appendices

1. Condensed consolidated interim financial statements
2. Review report external auditor
3. Condensed Profit & Loss IFRS 2004

Note on forward-looking statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanen's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Appendix 1: Condensed consolidated interim financial statements Q2 and half year 2005

Condensed consolidated income statement

in millions of euro, unless stated otherwise

	Q2 2005	Q2 2004	HY 2005	HY 2004
Net sales	**477,8**	542,3	**946,3**	1.118,5
Operating expenses	**458,5**	522,4	**915,0**	1.085,6
Operating income before exceptional items (EBITAE)	**19,3**	19,9	**31,3**	32,9
Exceptional operating items	**(3,0)**	(8,4)	**(7,5)**	(27,5)
Operating income (EBIT)	**16,3**	11,5	**23,8**	5,4
Financial income and expense, net	**(1,8)**	7,9	**(3,1)**	3,7
Share of profit of associates	**-**	0,2	**-**	0,2
Income before taxes	**14,5**	19,6	**20,7**	9,3
Income taxes	**(2,6)**	(5,3)	**(4,5)**	(1,8)
Minority interest	**(0,4)**	(0,4)	**(1,2)**	(1,1)
Net income	**11,5**	13,9	**15,0**	6,4
Basic earnings per share (euro)	0,16	0,21	0,21	0,10
Diluted earnings per share (euro)	0,16	0,21	0,21	0,10

Condensed consolidated balance sheet

in millions of euro, unless stated otherwise

	June 30, 2005	March 31, 2005	December 31, 2004
Non-current assets	**436,3**	421,7	423,3
Current assets	**551,3**	557,8	561,1
	987,6	979,5	984,4
Total equity attributable to equity holders of parent	**478,0**	484,3	474,7
Minority interests	**10,9**	10,6	8,9
Total equity	**488,9**	494,9	483,6
Non-current liabilities	**160,1**	141,8	176,5
Current liabilities	**338,6**	342,8	324,3
	987,6	979,5	984,4

Condensed consolidated statement of cash flows

in millions of euro, unless stated otherwise

	Q2 2005		Q2 2004		HY 2005		HY 2004	
Operating activities								
Net income	**11,5**		13,9		**15,0**		6,4	
Adjustments for:								
Depreciation / amortization and impairment of non-currents assets	**7,0**		9,0		**14,4**		25,2	
Addition / reversal of provisions	**10,2**		-	*	**17,8**		-	*
Income from investments in associates and minority interests	**0,3**		1,4		**2,0**		2,1	
Gain from disposed fixed assets	**(4,7)**		-		**(5,2)**		-	
Other non cash and non-operating items	**0,2**		-		**0,4**		-	
Income before changes in working capital and provisions	**24,5**		24,3		**44,4**		33,7	
Changes in working capital and provisions	**(22,5)**		1,2		**(18,8)**		42,8	
Cash flow from operating activities	**2,0**		25,5		**25,6**		76,5	
Investment								
Purchase of property, plant and equipment	**(4,5)**		(7,3)		**(9,8)**		(13,0)	
Disposal of property, plant and equipment	**7,8**		1,6		**10,0**		2,0	
Financial fixed assets	**0,3**		9,2		**1,1**		9,3	
Intangible fixed assets, excluding goodwill	**(0,4)**		(0,2)		**(0,7)**		(0,6)	
Acquisitions / divestments of subsidiaries, net of cash acquired	**(7,1)**		-		**(7,6)**		-	
Cash flow from investing activities	**(3,9)**		3,3		**(7,0)**		(2,3)	
Financing								
Long-term debts	**18,2**		(5,0)		**(9,2)**		(7,5)	
Short-term debts (excluding bank overdrafts)	**0,1**		-		**(0,8)**		-	
Cash payments derivatives	**(15,7)**	**	-		**(24,7)**	**	-	
Sale of own shares	**3,1**		2,4		**5,5**		30,7	
Dividends paid	**(30,3)**		(29,9)		**(30,3)**		(29,9)	
Cash flow from financing activities	**(24,6)**		(32,5)		**(59,5)**		(6,7)	
Net cash flow	**(26,5)**		(3,7)		**(40,9)**		67,5	
Effect of exchange rate fluctuations on cash held	**(0,5)**		(1,0)		**(0,8)**		(4,6)	
Increase / (decrease) in cash	**(27,0)**		(4,7)		**(41,7)**		62,9	
Cash primo	**9,8**		32,2		**24,5**		(35,4)	
Cash ultimo	**(17,2)**		27,5		**(17,2)**		27,5	
Increase / (decrease) in cash	**(27,0)**		(4,7)		**(41,7)**		62,9	

* In 2004 included in changes in working capital and provisions

** Settlement of foreign exchange rate contracts. Such contracts are entered into to partially offset foreign exchange rate differences in respect of financing of US operations.

Statement of changes in total equity

in millions of euro, unless stated otherwise

	2005	2004
Total equity at January 1	**483,6**	**485,0**
Net income	15,0	6,4
Dividend	(30,3)	(29,9)
Share based payments	0,4	0,2
Sale of own shares	4,5	28,3
Exercised share options	1,0	2,4
Changes in minority interest	2,0	1,2
Foreign exchange translation differences	12,7	9,6
Total equity at June 30	**488,9**	**503,2**

Notes to the condensed consolidated interim financial statements

Royal Wessanen nv (the "company") is a company domiciled in The Netherlands. The condensed consolidated interim financial statements of the Company for the first half year of 2005 comprise the company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates.
The condensed consolidated interim financial statements were authorized for issue by the Executive Board on August 31, 2005.

Accounting policies

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the company, for the year ending December 31, 2005, be prepared in accordance with accounting standards adopted for use in the European Union (EU endorsed IFRS).

This interim financial information has been prepared on the basis of the recognition and measurement requirements of accounting standards adopted by the EU as of June 30, 2005 that are effective (or available for early adoption) at December 31, 2005. Based on these standards, management has applied the accounting policies, as set out on the company's website, which they expect to apply when the first annual financial statements are prepared in accordance with accounting standards adopted by the EU for the year ending December 31, 2005.

However, the accounting standards adopted by the EU that will be effective (or available for early adoption) in the annual financial statements for the year ending December 31, 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending December 31, 2005.

The most significant policy changes made in first time adoption of EU endorsed IFRS are disclosed in our press release on the 2005 first quarter results, as published on May 11, 2005.

Acquisitions and disposal

GFG

Early January 2005, Wessanen announced the divestment of Gelderland Frischwaren Gesellschaft GmbH (GFG), part of Wessanen's Private Label group. Annual sales of GFG amounted to approximately EUR 25 million in 2004. The divesture has a negligible impact on the results of the company.

Righi

On June 30, 2005, Wessanen announced the acquisition of Righi S.r.l. based in Reggio Emilia, Italy. Righi is a specialist brand in delicacies that cleverly combine all the most authentic Emilian flavors with today's trend of ready-to-serve in a matter of minutes. Righi is expected to achieve sales of between EUR 9 to 10 million in 2005.

Segment information

	Q2 2005	Q2 2004	HY 2005	HY 2004
Net sales				
Total North America business	**266,4**	320,7	**531,3**	677,2
North America Branded	**38,9**	40,9	**63,5**	69,0
North America Distribution	**227,5**	279,8	**467,8**	608,2
Total Europe business	**211,4**	221,6	**415,0**	441,3
Europe Branded	**123,1**	123,4	**241,9**	246,8
Europe Distribution	**33,9**	33,6	**67,0**	69,6
Europe Private Label	**54,4**	64,6	**106,1**	124,9
Total Corporate	-	-	-	-
Total Wessanen	**477,8**	542,3	**946,3**	1.118,5
EBIT				
Total North America business	**(1,1)**	4,1	**(4,9)**	2,1
North America Branded	**3,9**	4,8	**5,1**	5,3
North America Distribution	**(5,0)**	(0,7)	**(10,0)**	(3,2)
Total Europe business	**18,8**	14,6	**33,1**	13,8
Europe Branded	**7,5**	5,8	**18,6**	15,7
Europe Distribution	**1,2**	2,7	**2,6**	1,1
Europe Private Label	**10,1**	6,1	**11,9**	(3,0)
Total Corporate	**(1,4)**	(7,2)	**(4,4)**	(10,5)
Total Wessanen	**16,3**	11,5	**23,8**	5,4
Exceptionals				
Total North America business	**(4,7)**	0,1	**(8,8)**	(2,7)
North America Branded	**(0,6)**	(0,2)	**(0,2)**	(0,3)
North America Distribution	**(4,1)**	0,3	**(8,6)**	(2,4)
Total Europe business	**1,6**	(3,4)	**1,4**	(19,3)
Europe Branded	**(2,9)**	(4,4)	**(2,7)**	(4,5)
Europe Distribution	**(0,3)**	1,2	**(0,3)**	(1,6)
Europe Private Label	**4,8**	(0,2)	**4,4**	(13,2)
Total Corporate	**0,1**	(5,1)	**(0,1)**	(5,5)
Total Wessanen	**(3,0)**	(8,4)	**(7,5)**	(27,5)

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Exceptional items

The main items of exceptional income and (expenses) classified in EBIT are specified as follows:

	HY 2005	2004 full year
a. Sale facilities and businesses	5.8	1.1
b. Releases of provisions and accruals	0.2	1.7
c. Operation Phoenix	(0.5)	(25.6)
d. Build on the Roots	(3.4)	(10.8)
e. Other restructuring projects	(6.1)	(10.0)
f. Other	(3.5)	(4.3)
	(7.5)	(47.9)

The gain on sale of facilities (a.) in the first half year of 2005 includes the sale of property, plant and equipment of Dailycer in Telfort, UK and of ABC in Arizona, USA.

Releases of provisions and accruals (b.) are mainly related to projects in the US for which, in prior years, provisions had been recognized as exceptional expenses.

Operation Phoenix (c.) is Wessanen's restructuring program, as defined in August 2003. The 2005 expenses are mainly related to restructuring in Distriborg France. Operation Phoenix is expected to be finalized by the end of 2005.

'Build on the Roots' (d.) is the plan to structurally improve Tree of Life NA's performance by rationalization of the product portfolio and alignment of the cost base with customer portfolio. The program is expected to be finalized by the end of 2005.

Other restructuring projects (e.) that are not part of Operation Phoenix or the Build on the Roots program, include in 2005 projects at several operating companies, most notably at Distriborg in Italy, TOL NA, ABC, Beckers and Dailycer.

Reconciliation of total equity at December 31, 2004

In millions of euro, unless stated otherwise

NL GAAP total equity at December 31, 2004	**491,7**
Pensions and other postretirement benefits	(19,9)
Revaluation of intangible fixed assets (brands)	5,3
Cessation amortization goodwill 2004	10,1
Inventory measurement	(1,8)
Revaluation property, plant and equipment	(1,2)
Discounting of provisions	0,1
Other	(0,7)
Total differences	(8,1)
IFRS total equity at January 1, 2005	**483,6**

Reconciliation half year 2004 net income

In millions of euro, unless stated otherwise

NL GAAP	**2,1**
Pensions and other postretirement benefits	(1,0)
Cessation amortization goodwill	5,3
Inventory measurement	1,2
Share based payments	(0,2)
Other	(1,0)
Total differences	4,3
IFRS	**6,4**

Financial information per share

in euros

	Q2 2005	Q2 2004	**HY 2005**	HY 2004
Earnings per share	**0,16**	0,21	**0,21**	0,10
Average number of outstanding shares, excluding treasury stock	**70.503.407**	66.968.065	**70.302.739**	66.957.659
Total number of outstanding shares per June 30	**72.588.501**	72.588.501	**72.588.501**	72.588.501